Exhibit 21.1

Subsidiaries of Registrant
Carlisle Companies Incorporated

Jurisdiction of Incorporation

Carlisle Intermediate Holdings, LLC	Delaware
Carlisle, LLC	Delaware
Carlisle Investments LLC	Delaware
Carlisle US Roofing LLC	Delaware
Carlisle Construction Materials, LLC	Delaware
Accella Holdings LLC	Delaware
Accella Performance Materials Inc.	Delaware
Dash Multi-Corp, Inc.	Missouri
Accella Polyurethane Systems LLC	Delaware
Henry Holdings II, Inc.	Delaware
Henry Company LLC	California